UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)

c/o Stratasys, Inc.	2 Holtzman Street, Science Park
7665 Commerce Way	P.O. Box 2496
Eden Prairie, Minnesota 55344	Rehovet, Israel 76124
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

THE INFORMATION SET FORTH IN THIS REPORT ON FORM 6-K, INCLUDING THE EXHIBITS ANNEXED HERETO (OTHER THAN EXHIBIT 99.3), IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENT ON FORM S-8 (SEC FILE NO. 333-185240), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

     On May 13, 2013, Stratasys Ltd., or Stratasys, released its financial results for the quarter ended March 31, 2013.

     Attached hereto as Exhibit 99.1 are the unaudited, consolidated financial statements of Stratasys for the quarter ended March 31, 2013 (including the notes thereto) (the “Q1 2013 Financial Statements”).

     Attached hereto as Exhibit 99.2 is Stratasys’ review of its results of operations and financial condition for the quarter ended March 31, 2013, including the following:

(i)	Operating and Financial Review and Prospects
(ii)	Quantitative and Qualitative Disclosures About Market Risk
(iii)	Legal Proceedings update

     Attached hereto as Exhibit 99.3 is the press release issued by Stratasys on May 13, 2013 to announce its financial results for the quarter ended March 31, 2013.

     Attached hereto as Exhibit 101 are the Q1 2013 Financial Statements, formatted in XBRL (eXtensible Business Reporting Language), consisting of the following sub-exhibits:

Exhibit
Number	Document Description
EX-101.INS	XBRL Taxonomy Instance Document
EX-101.SCH	XBRL Taxonomy Extension Schema Document
EX-101.CAL	XBRL Taxonomy Calculation Linkbase Document
EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
EX-101.LAB	XBRL Taxonomy Label Linkbase Document
EX-101.PRE	XBRL Taxonomy Presentation Linkbase Document

     The XBRL related information in Exhibit 101 to this report on Form 6-K shall not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section and shall not be incorporated by reference into any filing or other document pursuant to the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing or document.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.
Dated: May 13, 2013	By:	/s/	Erez Simha
	Name:		Erez Simha
	Title:		Chief Financial Officer and
Chief Operating Officer (IL)